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                                                                      EXHIBIT 99

                                                        Contact:  Krista Mallory
                                                                  (760) 931-1771



             MARKET CONDITIONS WILL CONTINUE TO ADVERSELY IMPACT
                  CALLAWAY GOLF COMPANY'S SECOND QUARTER 1998
                              SALES AND EARNINGS


     CARLSBAD, California/ May 12, 1998/ Callaway Golf Company (NYSE:ELY) today reported that it expects its sales and earnings for the quarter ending June 30, 1998 will be affected by a series of negative factors in the marketplace. The Company expects to report second quarter 1998 results during the week of July 20, 1998, that will be below current analyst estimates.

     The Company previously reported on February 27, 1998, that it expected first quarter 1998 sales and earnings to be lower than expected primarily due to abnormally bad weather conditions ("El Nino") and international economic problems, primarily in Asia ("Asian Flu"). On April 22, 1998, the Company announced first quarter results in line with its February statement. Those results confirmed the negative effects of "El Nino" weather patterns on sales in the United States, and the negative effects of the "Asian Flu" on sales internationally. In addition, the Company previously reported a softening in sales of metal woods primarily due to price reductions by some competitors, mostly on close out products, and other reasons.

     The Company believes that the "El Nino" weather patterns have now largely dissipated, and should not be a continuing concern. However, the "Asian Flu" appears to have worsened, and may be having a negative impact on business in Japan, which accounted for about 10% of the Company's revenues in 1997.

     Moreover, metal wood sales continue to be soft in the second quarter. The Company believes this is largely the result of extensive and continuing price reductions by competitors and competition from two new competitors: Adams Golf and Olimar. There is also some indication that demand for premium priced titanium metal woods in general has softened, affecting the entire golf club industry.
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     Sales of the Company's newly introduced Big Bertha(R) X-12(TM) Irons continue to be strong in the U.S. and internationally. However, sales of the Company's other irons -- the Great Big Bertha(R) Tungsten-Titanium(TM) Irons -- have softened. The Company makes smaller profit margins off sales of its irons as compared to the margins earned on sales of metal woods.

     Sales of Odyssey(R) putters by the Company's wholly-owned subsidiary, Odyssey Golf, Inc., are also expected to be below targets for the second quarter. Recent retail sales reports indicate that the putter market in the United States is down generally. Moreover, the bulk of the orders received for new products introduced at the end of January at the Orlando PGA Show will not be shipped until June.

     "While this news is disappointing, it does not vary our belief that the fundamentals of the Company remain strong. We believe that we are still #1 in sales, measured in dollars and in units, across the board in metal woods, irons and putters," reported Donald H. Dye, President and Chief Executive Officer of Callaway Golf. "Gains in market share by some of our competitors in the first quarter, largely due in our opinion to price discounts on their close outs, appear to be stabilizing. Further, it may be that the entire industry is facing a softening in metal wood sales. We are continuing to monitor the situation. However, we have alternatives available to us, including pricing and new product initiatives, which we believe will help generate new interest at the retail level."

     The Company also stated that reports have surfaced within the golf community and in golf publications that the USGA, the governing body of golf in the United States, is evaluating steps that might prohibit or restrict the use of modern, thin-faced metal woods under the Rules of Golf. These reports predict that the USGA will promulgate by the year 2000 a rule establishing the maximum speed at which a golf ball can come off a clubhead, similar to the USGA's existing "overall distance" standard applicable to golf balls. The Company is aware of work ongoing at the USGA with regard to the performance of thin-faced metal woods, with particular focus upon the whether the faces of such metal woods have the effect at impact of a spring, but it has been advised by the USGA that no decision has been made regarding new rules or rule interpretations applicable to golf clubs. Although all of the Company's current products have been approved by the USGA, it is possible that such reports and rumors about possible action by the USGA against thin-faced metal woods are having or may have a negative effect on the Company.

     "At this time we cannot predict the extent to which we will miss the current expectations of analysts for the second quarter," Mr. Dye continued. "There are still many uncertainties. However, we currently believe the situation could cause us to report diluted earnings per share for the second quarter of 1998
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 that are as much as $.30 per share less than analyst expectations of about $.60 per share."

 Callaway Golf makes and sells Big Bertha(R) metal woods and irons, including Big Bertha(R) War Bird(R) Stainless Steel Metal Woods, Great Big Bertha(R) Titanium Metal Woods, Biggest Big Bertha(TM) Titanium Drivers, Big Bertha(R) X-12(TM) Irons and Great Big Bertha(R) Tungsten.Titanium(TM) Irons. Callaway Golf's wholly-owned subsidiary, Odyssey Golf, Inc., makes and sells Odyssey(R) putters and wedges with Stronomic(R) and Lyconite(TM) inserts.

 Statements used in this press release that relate to future plans, events, financial results or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those anticipated as a result of certain risks and uncertainties, including but not limited to market acceptance of current and future products, competitive pressures, and risks associated with new business ventures, as well as other risks and uncertainties detailed from time to time in the Company's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

 For more information about Callaway Golf Company, please visit the Company's website on the Internet at www.callawaygolf.com